Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Cedar Fair, L.P., a Delaware limited partnership (the “Partnership,” “our,” “us” or “we”), managed by Cedar Fair Management, Inc., an Ohio corporation (the “General Partner”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our Depositary Units (Representing Limited Partner Interests) (the “Units”).

The following description of our Units is a summary and does not purport to be complete. It is subject to and qualified in its entirety by provisions of Delaware law and by reference to the terms and provisions of our Certificate of Limited Partnership and our Sixth Amended and Restated Agreement of Limited Partnership, as further amended (the “Partnership Agreement”), which are filed with the Securities and Exchange Commission and are exhibits to our Annual Report on Form 10-K to which this description is an Exhibit.

General

Our Units are equity securities entitled to participate in cash distributions made by us from time to time in accordance with the provisions of our Partnership Agreement and, in the event of our liquidation, in any of our assets remaining after satisfaction of our liabilities and reserve requirements. The percentage interest represented by a Unit is equal to the ratio it bears at the time of determination to the total number of Units outstanding, multiplied by 99.999%, which is the aggregate percentage interest in the Partnership represented by all of the limited partnership Units. The Units are not subject to preemptive rights.

Each Unit evidences entitlement to participate in our profits, losses and cash distributions in accordance with the provisions of our Partnership Agreement and the percentage interest represented by that Unit. The percentage interest represented by any outstanding Unit will be subject to dilution if we issue additional Units or other securities.

As of December 31, 2019, 56,666,418 Units (excluding treasury Units) were issued and outstanding. Our Units are listed on the New York Stock Exchange under the symbol “FUN.”

Additional Issuances of Units and Securities

Our Partnership Agreement allows the General Partner to cause the Partnership to issue up to Seven Hundred Fifty Million (750,000,000) Units, options or other rights to acquire Units for any price, including a price that is more than or less than the fair market price of the Units at the time of issuance or exercise, without the consent of our limited partners. Such Units, options or other rights to acquire Units may be issued from time to time in one or more classes, or one or more series of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior or subordinate to existing classes and series of limited partners. The General Partner shall have sole and complete discretion in determining the consideration and terms and conditions with respect to any future issuance of Units, options or other rights to acquire Units. Because the rights and preferences set by the General Partner for additional issuances of Units and securities could be superior to the rights and preferences of the Units, the issuance of additional Units could adversely affect the rights of the limited partner unitholders and would have a dilutive effect on the Units then outstanding.

Voting Rights

Each holder of a Unit is entitled to one vote for each Unit held of record on the applicable record date on all matters presented to a vote of the unitholders.

Limited partner unitholders shall be entitled to vote on, consent to or approve only certain matters as described in our Partnership Agreement, including electing the board of directors of the General Partner, approving the transfer of interests of the General Partner, approving the withdrawal or removal of the General Partner, approving of matters related to the dissolution and liquidation of the Partnership, approving a transaction which results in a change of control of the Partnership and certain amendments to the Partnership Agreement.

Limited Partner Nominations of Directors of Our General Partner

Any limited partner of record may nominate one or more persons for election or reelection to the board of directors of our General Partner at an annual meeting of limited partners in accordance with our Partnership Agreement if the limited partner meets and complies with the notice, procedural, informational, and other requirements of the Partnership Agreement. Limited partners must give timely notice in writing to the secretary of the Partnership of any such nominations. To be timely, a limited partner’s notice must be delivered to or received by the Partnership not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of limited partners. However, if the annual meeting is advanced more than 30 days prior to the anniversary or delayed more than 60 days after such anniversary, then to be timely such notice must be received by the Partnership no later than the later of 70 days prior to the date of the annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting was made. In order for a unitholder’s notice to be proper, such notice must include all the necessary information prescribed in the Partnership Agreement and the nominating person and the unitholder-nominated director candidate must provide and timely supplement certain relevant background, biographical, security ownership and other information. In addition, the nominating person must be entitled to vote at and hold units as of the annual meeting. The Partnership and General Partner are not required to include in its proxy materials any person nominated by a unitholder.

Distributions

Our Partnership Agreement requires the General Partner to make regular cash distributions on a quarterly basis of all of the Partnership’s available cash to the partners of record in accordance with their respective percentage interests, where “available cash” means the operating revenues of the Partnership less the sum of (i) operating costs of the Partnership, (ii) payments of principal and interest on debt, (iii) provisions for reserves and taxes, and (iv) capital expenditures.

Rights to Information

Our Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his or her interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his or her own expense, have furnished to him or her:

•	a current list of the name and last known address of each partner;

•	copies of our Partnership Agreement and our Certificate of Limited Partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

The General Partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the General Partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Indemnification

Our Partnership Agreement provides that we will indemnify our General Partner and its affiliates to the fullest extent permitted by law against liabilities and expenses (including legal fees and expenses) incurred by the indemnified persons in connection with litigation or threatened litigation in which such persons may be involved by reason of their management of our affairs. Any indemnification under these provisions will be limited to our assets.

We are authorized to purchase insurance, to the extent and in such amounts as are considered reasonable and commercially available, against liabilities asserted against and expenses incurred by any persons in connection with our activities, whether or not we would have the power to indemnify such persons against such liabilities under the provisions described above. Our Partnership Agreement provides that we may enter into contracts with indemnified persons or adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of our indemnity obligations and containing such other procedures regarding indemnification as are appropriate.

Limited Liability

Assuming that a limited partner does not take part in the control of our business and otherwise acts in conformity with the provisions of our Partnership Agreement, his, her or its liability generally will be limited to the amount he, she or it (or his, her or its predecessor) contributed to our capital.

Liquidation Rights

Upon the Partnership’s dissolution, each partner shall receive the proceeds of the liquidation in accordance with the positive balances of their respective capital accounts after payments to creditors of the Partnership and the funding of any reserves for contingent liabilities in amounts determined by the liquidator to be appropriate for such purposes.

Amendment of Our Partnership Agreement

Our General Partner may make amendments to our Partnership Agreement without the consent of the unitholders, if, among other things, such amendments do not adversely affect the unitholders in any material respect, are necessary or desirable to satisfy any requirement, condition or guideline contained in any opinion, directive, order, ruling or regulation of any federal or state agency or contained in any federal or state statute, are necessary or desirable to implement certain tax-related provisions of our Partnership Agreement, are necessary or desirable to facilitate the trading of the Units (or the classification of outstanding Units) or to comply with certain rules, regulations, guidelines or requirements of any securities exchange on which the Units are or will be listed for trading.

    Amendments to our Partnership Agreement may be proposed only by our General Partner or by holders of at least 10% of the outstanding Units (subject to approval by our General Partner). Our General Partner is not required to submit any proposed amendment to the unitholders for consideration if our General Partner has received written consent to such amendment from the holders of the requisite percentage of Units required to approve the proposed amendment. Proposed amendments must be approved by the holders of more than 50% of the Units, unless a greater percentage interest is required by the Partnership Agreement.

     The approval by the holders of at least 85% of the Units must be obtained in respect of any amendment unless we have received an opinion of counsel that the amendment will not result in the loss of limited liability of any limited partner or cause us to be treated as an association taxable as a corporation for federal income tax purposes (unless we are already so treated in all material respects). Any provision of our Partnership Agreement providing for a vote of the holders of a specified percentage of the Units may be amended only with the consent of the holders of such percentage. The provisions of the Partnership Agreement providing for the limited partners to elect the board of directors of the General Partner shall not be amended without the affirmative vote of partners whose percentage interest constitutes at least 80% of the aggregate percentage interest of partners.

Transfer Agent

American Stock Transfer & Trust Company is the transfer agent for our Units. Each holder of Units as reflected on the records of the transfer agent is entitled to receive cash distributions declared and federal tax information and other reports distributed to unitholders.

Anti-Takeover Provisions In Our Partnership Agreement

The Partnership Agreement contains two supermajority voting provisions that have an anti-takeover effect. Both of these supermajority provisions make it more difficult to remove board members and management and could prevent consummation of a change in control transaction even if a majority of the unitholders favored the transaction. First, a transaction resulting in a change in control, as defined in our Partnership Agreement, or the sale of all or substantially all of the assets of Cedar Point, requires approval by the affirmative vote of at least two-thirds of the outstanding Units. In contrast, Delaware limited partnership law only requires an affirmative vote of a majority of outstanding units to approve a merger or consolidation. Second, our Partnership Agreement includes a provision whereby directors of our General Partner can only be removed, with or without cause, by an affirmative vote of 80% of the outstanding Units.

In addition to the supermajority provisions, the board of directors of the General Partner is divided into three classes, with directors in each class serving for a term of three years and the term of one class expiring at each annual meeting of unitholders. This could delay a holder of Units representing a majority of the voting power from obtaining control of the board of directors because the holder would not be able to replace a majority of the directors prior to at least the second annual meeting of unitholders after it acquired a majority position.

Under our Partnership Agreement, the General Partner has the right to cause the issuance of Units or rights to acquire Units at a price that is more or less than the fair market price of the Units at the time of issuance, and amend the Partnership Agreement to implement the terms and conditions of any such rights issued. See “Additional Issuances of Units and Securities.”

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